Santos Ltd
A.C.N. 007 550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

8234

Santos



Date: Fri 01 Feb 2002 03:18:00 AM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Invitaiton to listen to the webcast of
: Santos Full Year Presentation

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5901 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Ltd
ABN 80 007 550 923
Santos House Level 29
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5111
International: +61 8 8218 5111
www.santos.com.au
Investor Relations
Facsimile: 08 8218 5131

Santos

Mr John Ellice-Flint, Managing Director of Santos, invites you to listen to the Santos 2001 full year results briefing, on Wednesday February 13th.

Santos' 2001 full year earnings briefing will be available live on the internet (www.santos.com) commencing at 10.30am Australian Eastern Standard Time and 7.30am in Hong Kong and Singapore.

By logging onto the Santos internet site on February 13th will be able to receive live audio of the presentation and view synchronised slides. Please go to the Santos website before this time and register your intention to participate.

Once question time has commenced all internet participants will be able to ask questions of management using imbedded e-mail facility.

Kind regards

Investor Relations